							Exhibit 12(b)

Consolidated Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(Dollars in thousands)	2017		2016		2015		2014		2013

Earnings:(1)
Income before income tax expense (benefit)	$245,160		$338,245		$314,695		$281,382		$243,045
Fixed charges and preferred stock dividends	142,197		124,745		113,692		100,832		103,849
Preferred stock dividends(2)	(35,941)		(30,110)		(30,228)		(30,687)		(30,123)
Other adjustments(3)	(10,315)		(9,641)		(8,777)		(7,487)		(6,920)
Total earnings (a)	$341,101		$423,239		$389,382		$344,040		$309,851

Fixed charges and preferred stock dividends:(1)
Interest on deposits	$66,012		$61,788		$48,226		$38,385		$36,604
Interest on borrowings	27,807		20,836		23,316		20,215		25,312
Interest portion of rental expense(4)	12,139		11,830		11,707		11,349		11,785
Preferred stock dividends(2)	35,941		30,110		30,228		30,687		30,123
Other adjustments(5)	298		181		215		196		25
Total fixed charges and preferred stock dividends (b)	$142,197		$124,745		$113,692		$100,832		$103,849

Ratio of earnings to fixed charges and preferred stock dividends (a/b)	2.40	x	3.39	x	3.42	x	3.41	x	2.98	x

Earnings, excluding interest on deposits:
Total earnings	$341,101		$423,239		$389,382		$344,040		$309,851
Less: Interest on deposits	66,012		61,788		48,226		38,385		36,604
Total earnings excluding interest on deposits (c)	$275,089		$361,451		$341,156		$305,655		$273,247

Fixed charges and preferred stock dividends, excluding interest on deposits:
Total fixed charges and preferred stock dividends	$142,197		$124,745		$113,692		$100,832		$103,849
Less: Interest on deposits	66,012		61,788		48,226		38,385		36,604
Total fixed charges and preferred stock dividends, excluding interest on deposits (d)	$76,185		$62,957		$65,466		$62,447		$67,245

Ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits (c/d)(6)	3.61	x	5.74	x	5.21	x	4.89	x	4.06	x

(1)	As defined in Item 503 (d) of Regulation S-K.

(2)	Preferred stock dividends represents the pre-tax earnings that would be required to cover such dividend requirements.

(3)
For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest and subtracting interest capitalized and income attributable to non-controlling interests.

(4)	The appropriate portion of rental expense (generally one-third) deemed representative of the interest factor.

(5)	For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs.

(6)
The ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.